Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2048
Email: jha@stevenslee.com
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November 29, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shiner International, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed November 15, 2011
File No. 333-172455

Dear Ladies and Gentlemen:

On behalf of Shiner International, Inc. (the “Company”), we respond as follows to the oral comments received by the undersigned on November 28, 2011 (the “Oral Comments”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Registration Statement on Form S-1, as amended (the “Form S-1”).  Please note that, for the Staff’s convenience, we have recited the Staff’s comment in italics below and provided the Company’s response immediately thereafter.

Prospectus Summary on page 3 of Form S-1

1.
Please revise this section to disclose that you have received notification from the NASDAQ Stock Market that you must comply with their minimum bid price rule to maintain a closing bid price of $1.00 over the then preceding 30 consecutive trading days by February 28, 2012 and that if you do not comply with the minimum bid price rule your common stock may be delisted.

The Company has revised the disclosure in the Overview section of the Prospectus Summary on page 1 of the Form S-1 to include the following disclosure as requested by the Staff:

Our common stock is currently traded on the Nasdaq Capital Market under the symbol "BEST."  On September 1, 2011, we received a letter from Nasdaq indicating that we had failed to maintain a minimum closing bid price of $1.00 over the then preceding 30 consecutive trading days for our common stock as required by Nasdaq Listing Rule 5550(a)(2) (the "Bid Price Rule"), and therefore, we were not in compliance with the Bid Price Rule as of September 1, 2011.  The letter also disclosed that in the event that we do not regain compliance with the Bid Price Rule by February 28, 2012, we may be eligible for additional time. We would be required to meet certain continued listing requirements and the initial listing criteria for the Nasdaq Capital Market except for the bid price requirement and will need to provide written notice of our intention to cure our deficiency during the second compliance period.  If we meet these criteria, Nasdaq Staff will notify us that we have been granted an additional 180 day compliance period.  If we are not eligible for an additional compliance period, Nasdaq will provide us with written notification that our common stock will be delisted.  At that time, we can appeal Nasdaq’s determination to delist our common stock to a Nasdaq Hearings Panel.

Securities and Exchange Commission	Page 2
November 29, 2011

2.	Please update the Explanatory Note to the Annual Report on Form 10-K for the year ended December 31, 2010, as amended.

The Company has updated the first paragraph of the Explanatory Note on page 1 of the 2010 Annual Report to read in full as follows:

The Annual Report on Form 10-K for the year ended December 31, 2010 (the “Original Filing”) for Shiner International, Inc. was filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2011. Amendment No. 1 on Form 10-K/A (“Amendment No. 1”) was filed for the purpose of (i) amending Part I, Item 1. - Business, Part II, Item 7.- Management’s Discussion and Analysis of Financial Condition and Results of Operations, Part II, Item 8. - Financial Statements and Supplementary Data and Exhibits 31.2 and 32.2. in response to certain comments from the SEC and (ii) providing the information required by Items 10 through 14 of Part III of Form 10-K which had previously been omitted from the Original Filing in reliance on General Instruction G(3) to Form 10-K. Amendment No. 2 on Form 10-K/A (“Amendment No. 2”) was filed to amend Part II, Item 8. - Financial Statements and Supplementary Data and Item 9A – Controls and Procedures in response to certain comments from the SEC. Amendment No. 3 on Form 10-K/A (“Amendment No. 3”) and Amendment No. 4 (“Amendment No. 4”) were filed to amend Part II, Item 8. - Financial Statements and Supplementary Data in response to certain comments from the SEC and Amendment No. 5 (“Amendment No. 5”) was filed to amend Part I, Item 1A – Risk Factors and Part II, Item 5 - Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities in response to certain comments from the SEC.  This Amendment No. 6 (“Amendment No. 6” and, together with Amendments Nos. 1, 2, 3, 4 and 5, the “Amendment”) is being filed solely to update this Explanatory Note to the Annual Report on Form 10-K. Updated exhibits 23.1, 31.1, 31.2, 32.1 and 32.2 are also included in this Amendment No. 6.

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours,

STEVENS & LEE

/s/ Jacquelyn A. Hart

Jacquelyn A. Hart